FOR IMMEDIATE RELEASE

COMPANY'S DIRECTOR RESIGNATION

(Santiago, Chile, March 2nd, 2010) Madeco S.A. (“Madeco” or “the Company”) (Public, OTC: MADKY; prior NYSE ticker: MAD) in accordance with the Laws and General Rules of the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendency, or “SVS”), reported today:

Mr. Augusto Iglesias Palau, an independent director of the Company, submitted his resignation to the Board of Directors yesterday and therefore the Directors' Committee of Madeco S.A. The resignation is explained due to his appointment as Vice-Secretary of Social Pension of the new Chilean government that will take over on March 11, 2010. The Company's Board accepted his resignation at its meeting held on March 1st, 2010.

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For further information contact:
Jose Luis Valdes
Head of Investor Relations
Tel. : (56 2) 520-1388
Fax : (56 2) 520-1545
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

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Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Peru, and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company’s strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.